FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November, 2013

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

PUBLICLY HELD COMPANY WITH AUTHORISED CAPITAL

CNPJ/MF nº 47.508.411/0001‐56

NIRE 35.300.089.901

EXTRACT OF THE MINUTES OF THE BOARD OF DIRECTORS MEETING

HELD ON THE 4TH OF NOVEMBER 2013

1.            DATE, TIME AND PLACE: On the 4th of November, 2013, at 10:00 a.m., at the registered offices of Companhia Brasileira de Distribuição (the “Company”), at Avenida Brigadeiro Luís Antônio, No. 3.142, city and state of São Paulo.

2.            CONDUCTION OF THE MEETING: Chairman: Jean-Charles Naouri; Secretary: Caio Machado Filho.

3.            CALL TO ORDER AND ATTENDANCE: The meeting was duly called pursuant to article 15 of the Company’s Charter and article 8 of the Internal Regulation of the Company’s Board of Directors. Mr. Jean-Charles Naouri, Mr. Arnaud Strasser, Mr. Eleazar de Carvalho Filho, Mr. Luiz Augusto de Castro Neves, Mr. Roberto Oliveira de Lima, Mr. Guilherme Affonso Ferreira, Mr. Fábio Schvartsman, Mr. Pedro Henrique Chermont de Miranda, Mr. Ronaldo Iabrudi, Mr. Antoine Marie Lazare Giscard d’Estaing, Mr. Ulisses Kameyama and Mrs. Maria Helena dos Santos Fernandes Santana were present.

4. AGENDA: (i)  Appointment of Mr. Líbano Miranda Barroso to the position of Executive Vice President of Strategic Development, subject to the recommendation of approval by the Human Resources and Compensation Committee; and (ii) Approval of the redefinition of the name of the position of Executive Vice President of Strategic Development.

5.            RESOLUTIONS: As the meeting was commenced, the Board members examined the items comprised in the agenda and approved the following resolutions:

5.1.         The Board members resolved, by unanimous vote and in accordance with the favourable recommendation from the Human Resources and Compensation Committee, to appoint Mr. Líbano Miranda Barroso, Brazilian, married, economist, holder of identity card No. M-2.063.971, SSP/MG, enrolled before CPF/MF under No. 421.016.386-49, resident and domiciled at the city and state of São Paulo, with commercial offices at Avenida Brigadeiro Luís Antônio, No. 3.142, Jardim Paulista, to the position of Executive Vice President of Strategic Development, with term of investiture until May 5th, 2014. Mr. Líbano Mirando Barroso, now appointed, declared, under the penalties of the law, that he is not incurred in any of the crimes set forth in laws that restrict him from exercising commercial activities, being aware of the provision in article 147 of the Brazilian Corporations Law. Mr. Líbano Mirando Barroso will take office in his respective position upon signature of the Term of Investiture recorded in the appropriate books.

5.2.         The Board members resolved, by unanimous vote, to redefine the name of the position of Mr. Líbano Mirando Barroso from Executive Vice President of Strategic Development to Executive Vice President of Infrastructure and Business Development.

5.2.1.     In view of the above, ratify and consolidate the composition of the Company’s Statutory Board of Officers, all with terms of investiture up to May 5th, 2014, namely: (i) Chief Executive Officer: Enéas César Pestana Neto; (ii) Executive Vice President of Retail Business: José Roberto Coimbra Tambasco; (iii) Investor Relations Officer: Daniela Sabbag; (iv) Executive Vice President of Infrastructure and Strategic Development: Líbano Miranda Barroso; (v) Executive Vice President of Finance: Cristophe José Hidalgo; (vi) Officer of Wholesale Business: Belmiro de Figueiredo Gomes; (vii) Officer of Real Estate Business: Alexandre Gonçalves Vasconcellos; and (viii) Executive Vice President of Personnel: Antonio Salvador.

6.            ATTACHED DOCUMENTS: All presentations and documents supporting the meeting were attached to the minutes.

7.            APPROVAL AND SUBMISSION OF MINUTES: Having nothing to discuss further, the proceedings were adjourned and the minutes were prepared. Once the proceedings were resumed, the minutes were read and approved, all the attending Committee members having signed them. São Paulo, 4th of November, 2013. Signatures: Chairman – Jean-Charles Naouri; Secretary – Caio Machado Filho. Arnaud Strasser, Eleazar de Carvalho Filho, Luiz Augusto de Castro Neves, Roberto Oliveira de Lima, Guilherme Affonso Ferreira, Fábio Schvartsman, Pedro Henrique Chermont de Miranda, Ronaldo Iabrudi, Antoine Marie Lazare Giscard d’Estaing, Ulisses Kameyama and Maria Helena dos Santos Fernandes Santana. I certify, for due purposes, that this is an extract from the minutes registered with the relevant book, in accordance with section 130, paragraph 3 of Law No. 6.404/76 as amended.

Caio Machado Filho

Secretary

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: November 5, 2013	By: /s/ Enéas César Pestana Neto Name: Enéas César Pestana Neto Title: Chief Executive Officer
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.